Exhibit 4.4

LABOPHARM	25
2005 ANNUAL REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2005
The following information should be read in conjunction with our audited consolidated financial statements as at December 31, 2005, and related notes thereto. Our audited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The Management’s Discussion and Analysis provides a review of the performance of the Company for the year ended December 31, 2005, as compared to the year ended December 31, 2004. This review was performed by management with information available as at February 13, 2006. Additional information relating to the Company, including its Annual Information Form, can be found on SEDAR on www.sedar.com.
To the extent any statements made in this document contain information that is not historical, these statements are essentially forward-looking and are subject to risks and uncertainties. Actual results, levels of activity, performance, or achievements could differ materially from those projected herein and depend on a number of factors, including the successful and timely completion of clinical studies, the uncertainties related to the regulatory approval process, and the commercialization of products thereafter.
Where we say “we”, “us”, “our”, or the “Company” we mean Labopharm Inc. and its subsidiaries unless otherwise indicated. All amounts are presented in Canadian dollars unless otherwise indicated.
OVERVIEW
We are an international specialty pharmaceutical company developing novel drug products using our proprietary drug delivery technologies. By applying our reformulation expertise and delivery technologies to existing drug compounds with proven efficacy and safety, we believe that we can accelerate drug development and lower development risk compared to traditional pharmaceutical and biotechnology companies. Our lead product is a once-daily formulation of the analgesic tramadol for which we have secured nine licensing and distribution agreements for 42 countries globally, including the United States. In November 2005, our product was launched in Germany by our partner, HEXAL AG. Also in November, we filed a New Drug Application (NDA) with the Food and Drug Administration (FDA) and on January 27, 2006 our application was accepted for review and filed by the FDA. We also have three other products that are in early clinical development: a once-daily formulation of betahistine, a once-daily formulation of trazodone, and DDS-2001 under a research and development agreement with MedPointe.
Our existing products are based on our proprietary technology, Contramid®, which we use to develop new branded products that improve on existing drugs by providing the benefits of controlled-release drug delivery. We believe Contramid® can be applied to a wide variety of drugs in solid oral dosage form to improve their administration and performance. We are also developing novel polymeric nano-delivery systems for delivery of water-insoluble and poorly bio-available drugs.
Our primary focus is on the global commercialization of our once-daily tramadol product. Our global commercialization program recognizes three markets: Europe, the United States, and the rest of the world. The European tramadol market represents a significant opportunity with annual sales of more than US$630 million (€500 million) and a compound annual growth rate over the

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past five years in excess of 15%. We obtained regulatory approval for our once-daily tramadol product in France in January 2005, and in September 2005, we received regulatory approval for an additional 21 European countries under the Mutual Recognition Procedure (MRP). The countries covered by the MRP approval are Germany, the United Kingdom, Italy, Spain, Portugal, Austria, Belgium, Cyprus, the Czech Republic, Denmark, Estonia, Iceland, Latvia, Lithuania, Luxembourg, Malta, the Netherlands, Poland, Slovakia, Slovenia and Sweden. The launch of our product in Germany by HEXAL AG in November 2005 was the first in what will be a series of launches in key markets throughout Europe. As the leading marketer of tramadol products in Germany, the second largest market for tramadol products in Europe, our partner is well positioned to maximize this opportunity. During the upcoming year, we will continue to obtain marketing authorizations from individual countries and expect to continue to launch our once-daily tramadol product throughout Europe.
Late in 2005, we finalized our licensing and distribution agreement for our once-daily tramadol for France with Sanofi-aventis, and in January 2006, we entered into a second licensing and distribution agreement for France, the latter being with Grünenthal GmbH. Both have the semi-exclusive right to market and sell our tramadol product. France is the largest market for tramadol products in Europe with sales for the 12-month period ended September 2005 of US$175 million, representing a compound annual growth rate of 23% over the last five years. Sanofi-aventis and Grünenthal are the two largest marketers of tramadol products in France with approximately 88% of the market. In November 2005, we also signed a licensing and distribution agreement for once-daily tramadol with Recordati for United Kingdom. With this agreement, we have access to the third largest European market for tramadol products, and have established marketing partnerships covering the majority of the existing European tramadol market, including the top five countries.
In August 2005, we secured a licensing and distribution agreement under which we granted to Purdue Pharma Products L.P. the exclusive right to market, sell and distribute our once-daily formulation of the analgesic tramadol in the United States, its territories and possessions. In October 2005 we finalized the agreement and received an up-front US$20 million licensing payment from Purdue. In November 2005 we announced an agreement which secured the right to a waiver, allowing the FDA to grant approval of Labopharm’s once-daily tramadol based on its merits, notwithstanding the three-year Hatch-Waxman exclusivity period granted to Ortho-McNeil, Inc.’s extended-release formulation of tramadol, recently licensed from Biovail Corporation. This allowed us to reduce risk while at the same time removing uncertainty with respect to the commercialization of our once-daily tramadol product in the U.S. In January 2006 we announced that our NDA for once-daily tramadol had been accepted for review and filed by the FDA. The action date under the Prescription Drug User Fee Act (PDUFA) is September 28, 2006. We are working actively with Purdue to prepare for the U.S. launch of our product as rapidly as possible should our product receive regulatory approval. Following launch, Purdue will assist us in achieving one of our key strategic goals by building and training our own sales force to allow us to pursue certain specialty markets in the U.S.
Under our commercialization program for the rest of the world, in October 2005, we completed a licensing and distribution agreement with GlaxoSmithKline for our once-daily tramadol product for 20 Latin American and Caribbean countries. Also during the fourth quarter, our once-daily tramadol product received regulatory approval from the national regulatory authority in Mexico. We plan to submit additional marketing applications in other jurisdictions around the world in the coming year.
Our Goal
Our goal is to become a fully integrated, international specialty pharmaceutical company developing and commercializing our own pharmaceutical products, with our own sales force in the U.S. Full integration should maximize the value inherent in our technology and product candidates by allowing greater control over the development and commercialization process and generating higher returns on investment.

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Liquidity
We have incurred substantial operating losses since our inception due in large part to expenditures for our research and development activities. As at December 31, 2005, we had an accumulated deficit of $145 million. We expect our operating losses to decrease going forward as we generate revenue through sales of our once-daily tramadol product while continuing to advance our other product candidates towards commercialization and expand our development pipeline. However, as of February 13, 2006, our committed cash obligations and expected level of expenses for the upcoming twelve months exceed the committed sources of funds and our cash and cash equivalents on hand. Our ability to continue as a going concern is dependent upon receiving funds through product licensing agreements or collaborative research contracts, raising additional financing through borrowings or equity financing, or achieving future profitable operations.
Revenue
During the fourth quarter of 2005, we achieved a significant milestone with the commercial launch of our first product, once-daily tramadol, which precipitated our first ever product sale (to our licensing and distribution partner for Germany, HEXAL AG). Revenue from product sales should in the future be a key driver in evaluating our performance towards achieving profitability, as we continue to launch our once-daily tramadol product during 2006 and thereafter, in various markets. The selling price of our once-daily tramadol product will vary for each licensee depending on specific market conditions in the prevailing jurisdictions including competing products and regulatory pricing policies.
Revenue to date has been generated primarily by our licensing and distribution agreements, and in prior periods by our research collaboration agreements. Since 2002, we have secured nine licensing and distribution agreements for once-daily tramadol, that cover 42 countries. To date we have received approximately $32 million of licensing payments from our once-daily tramadol licensees, including US$20 million from Purdue Pharma Products L.P. We will also receive additional licensing payments from Purdue upon achieving various milestones, including up to US$40 million upon the regulatory approval of once-daily tramadol in the U.S., and up to US$110 million upon meeting specified sales targets. In addition, we will receive from Purdue royalty rates ranging from 20% to 25% of net product sales.
Research and Development Expenses
Our research and development expenses consist primarily of fees paid to outside parties that we use to conduct clinical studies and manufacturing process validation, salaries and related personnel expenses, laboratory supplies and costs for facilities and equipment. In 2005, research and development expenses increased in comparison to the year ended December 31, 2004, primarily due to the timing and progress of expenditures related to our clinical trial program for our once-daily tramadol product, the MRP submission costs and the validation of the commercial manufacturing process of tramadol at a second manufacturer.
Selected Annual Information
The following selected annual information is derived from our audited consolidated financial statements for each of the three most recently completed financial periods:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
$000s except per share data	2005	2004	2003

Revenue[1]	3,238	1,394	622
Net loss	(33,334)	(27,179)	(33,921)
Basic and diluted net loss per share	(0.78)	(0.68)	(1.02)
Total assets	54,512	39,916	36,719
Long-term liabilities
Total deferred revenues	29,901	1,776	477
Total obligations under capital lease	5,923	6,057	6,215
Total long-term debt	11,201	—	—

[1]	The comparative figures for revenue were reclassified to conform with the presentation in the current period.

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CHANGE IN ACCOUNTING POLICY
Consolidation of Variable Interest Entities
In June 2003, the Canadian Institute of Chartered Accountants (“CICA”) issued Accounting Guideline AcG-15, Consolidation of Variable Interest Entities which requires consolidation of variable interest entities (“VIE”) for fiscal years beginning on or after November 1, 2004. A VIE is any legal structure used to conduct activities or hold assets which are not controlled by voting interests but rather by contractual or other interests that change with that entity’s underlying net asset value. AcG-15 requires the consolidation of a VIE by its primary beneficiary, i.e., the party that receives the majority of the expected residual returns and/or absorbs the majority of the entity’s expected losses. The adoption of AcG-15 did not result in any change to the consolidated financial statements.
CRITICAL ACCOUNTING POLICIES AND ESTIMATES
In preparing our consolidated financial statements, we are required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. We have identified the following accounting policies that we believe require application of management’s most subjective judgments, often requiring the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Our actual results could differ from these estimates and such differences could be material.
Revenue Recognition
We recognize revenue from various supply and license agreements and research agreements as the contracted services are performed or when milestones are achieved, in accordance with the terms of the specific agreements. Up-front payments for the use of technology where further services are to be provided or fees received on the signing of research agreements are recognized over the period of performance of the related activities, and as such require estimates of the applicable period of performance. Licensing revenue, if the underlying deliverable has no stand-alone value to the customer, is deferred and recognized over the term for which we maintain substantive contractual obligations. This may also involve estimates from management to determine the term of such obligations. Amounts received in advance of recognition of revenue are included in deferred revenue.
Impairment of Long-lived Assets
Property, plant and equipment and other long-lived assets including intellectual property are regularly reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Impairment is assessed by comparing the carrying amount of an asset to be held and used with the sum of the undiscounted cash flows expected from its use and disposal, and as such requires us to make significant estimates on expected revenues from the commercialization of our products and services and the related expenses. If such assets are considered impaired, the impairment loss to be recognized is measured by the amount by which the carrying amount of the assets exceeds its fair value generally determined on a discounted cash flow basis. Any impairment results in a write-down of the asset and a charge to income during the year. Despite our going concern uncertainty, we did not deem necessary to write-down any of our property, plant and equipment and other long-lived assets. We believe we should be able to obtain additional financing to allow us to pursue our activities until profitability is achieved and positive cash flow is generated. However, there can be no assurance that we will be able to raise such capital on favorable terms or that commercial agreements will be concluded or that we will receive payments under existing agreements.
Refundable Investment Tax Credits
We incur research and development expenditures which are eligible for refundable investment tax credits from the Province of Québec. The investment tax credits recorded are based on our estimates of amounts expected to be recovered and are subject to audit by the taxation authorities and, accordingly, these amounts may vary. The amount of research and development tax credit receivable recorded as at December 31, 2005 is $875,000, and we believe that this amount has been conservatively estimated.

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Valuation Allowance on Future Tax Assets
We recorded a valuation allowance on future tax assets primarily related to operating losses and research and development expenses carryforwards. We have assumed that the related tax benefits are more likely than not to be not realized based on our historical results and estimated future taxable income and tax planning strategies in the related jurisdictions. The implementation of tax planning strategies or the generation of future taxable income in these jurisdictions could result in the recognition of some portion or all of these carryforwards, which could result in a material increase in our results of operations through the recovery of future income taxes.
Stock-Based Compensation
The Company accounts for its stock option plan for directors, executives and employees, for stock option awards granted after March 1, 2002, using the fair value method. The fair value of stock options at the grant date is determined using the Black-Scholes option pricing model and expensed over the vesting period of the options. Assumptions that affect our application of the fair value method include the determination of volatility factors and the expected life of the options issued.
RESULTS OF OPERATIONS
Fluctuations in Operating Results
Our results of operations have fluctuated significantly from period to period in the past and are likely to do so in the future. We anticipate that our quarterly and annual results of operations will be impacted for the foreseeable future by several factors, including the timing and amount of payments received pursuant to our current and future collaborations, and the progress and timing of expenditures related to our research, development and commercialization efforts. Due to these fluctuations, we believe that the period-to-period comparisons of our operating results are not a good indication of our future performance.
Revenue
For the year ended December 31, 2005, total revenue amounted to $3,238,000 compared to $1,394,000 for the year ended December 31, 2004.
During fiscal 2005, we recognized licensing revenue of $1,908,000, representing a portion of the licensing payments received from Purdue Pharma Products L.P., HEXAL AG, Gruppo Angelini and Esteve S.A, under our licensing and distribution agreements for once-daily tramadol. Licensing revenue for the year ended December 31, 2004 was $106,000 and represented a portion of the up-front payments received from the above mentioned partners excluding Purdue Pharma Products L.P. Over the next several quarters, we anticipate receiving additional milestone payments as provided for in the current licensing and distribution agreements for once-daily tramadol as we receive market and/or price approval or launch the product in the various countries. These licensing payments, for which the deliverable has no stand-alone value to our customers, should be recognized rateably over the term which we maintain substantive contractual obligations, as provided for in our revenue recognition policy.
For the year ended December 31, 2005, product sales were $1,269,000 and were attributable to the first sales of our once-daily tramadol to HEXAL AG in Germany, and included the sale of samples for the initial promotion of the product. The launch in Germany was the first of what will be a series of launches in key markets in Europe and globally.
Revenue generated from research and development contracts for the year ended December 31, 2005 was $61,000 and was derived from our co-development agreement with Gruppo Angelini under which we are formulating a once-daily version of the anti-depressant trazodone. For the previous year, revenue generated from research and development contracts was $1,288,000 and was derived from the aforementioned agreement with Gruppo Angelini, as well as from our agreement with Debiopharm, under which we were conducting research on the potential oral delivery of a current intravenous cancer drug using our proprietary polymeric nano-delivery systems technology (previously referred as micelles technology).

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Cost of Goods Sold
For the year ended December 31, 2005, cost of goods sold was $758,000 and consisted primarily of raw materials, third-party bulk tablet manufacturing and third-party packaging costs for our once-daily tramadol product. Our cost of goods sold is subject to variability due primarily to currency fluctuation and size of packaging runs. Gross margin as a percentage of product sales revenue for the period was 40% and will be subject in the future to variability due to our cost of goods sold structure and to our respective selling prices in the various territories.
Research and Development Expenses
Research and development expenses (before tax credits) for the year ended December 31, 2005 were $22,451,000 compared with $16,037,000 for the year ended December 31, 2004. The increase was primarily the result of the following factors: i) the timing and progress of our clinical trial program for once-daily tramadol; ii) costs related to our NDA filing to the FDA; iii) costs related to optimizing the commercial manufacturing process at our first third-party manufacturer for launch in Europe; iv) the validation of the commercial manufacturing process for tramadol at a second third-party manufacturer; and v) a general increase in our research and development capacities. In addition, during the year ended December 31, 2005, we incurred costs for pharmacokinetic studies related to our once-daily formulation of betahistine and our once-daily formulation of trazodone while in the previous year, we incurred costs for pharmacokinetic studies related to our controlled-release formulation of gabapentin and a once-daily formulation of oxybutynin. We have since de-emphasized development efforts for the two latter programs.
Research and development tax credits for the year ended December 31, 2005 were $2,713,000 compared to $823,000 in the previous year. The significant increase is primarily due to the recognition of previously unrecorded federal research and development tax credits, which will be used to offset federal income tax payable generated as a result of certain tax planning strategies, and due to a favourable ruling received in 2005 for previous taxation years.
For the year ended December 31, 2005, research and development costs, net of tax credits, allocated to our once-daily tramadol program amounted to approximately $16.3 million compared to $10.5 million for the year ended December 31, 2004.
Selling, General and Administrative Expenses
Selling, general and administrative expenses for the year ended December 31, 2005 were $12,188,000 compared to $9,878,000 for the year ended December 31, 2004, an increase of $2,310,000 or 23%. The increase is primarily due to additional headcount required for the successful launch and commercialization of our once-daily tramadol globally, increased executive variable compensation expense as a result of a year of significant achievements, and increased professional and consulting fees as we review our long-term strategy and set the stage for driving shareholder value.
Financial Expenses
Financial expenses for the year ended December 31, 2005 were $1,937,000 compared with $864,000 for year ended December 31, 2004. The increase is primarily due to the financial expenses related to the term loan agreement that we entered into in June 2005.
Foreign Exchange Gain
Net loss for the year ended December 31, 2005 included a foreign exchange gain of $355,000, primarily corresponding to the favourable effect of the currency fluctuation on the term loan denominated in U.S. currency, partially offset by the loss incurred on the cash held in the same currency.
Income Taxes
For the year ended December 31, 2005, the income tax expense amounted to $1,199,000 compared to $41,000 for the preceding fiscal year. For the current year, we are generating taxable income at the Canadian federal level and since we have utilized all our accumulated tax losses, we have chosen to utilize our non refundable federal research and development tax credits which have a limited carryforward period to offset these taxes instead of using the research and development expenditure pool, which has an unlimited carryforward period.

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Net Loss
Net loss for the year ended December 31, 2005 was $33,334,000, or $0.78 per share, compared with $27,179,000, or $0.68 per share, for the year ended December 31, 2004. The increase in net loss is the result of higher expenses related to the development and preparation for commercial launch of our once-daily tramadol, as well as higher financial expenses partially offset by an increase in revenue in 2005.
QUARTERLY INFORMATION
The following selected financial information is derived from our unaudited quarterly financial statements for each of the last eight quarters, all of which cover periods of three months.

Three months ended
	Dec. 31,	Sept. 30,	June 30,	March 31,	Dec. 31,	Sept. 30,	June 30,	March 31,
$000s except per share data	2005	2005	2005	2005	2004	2004	2004	2004

Revenue[1]	2,415	72	11	740	970	238	93	93
Net loss	(11,067)	(7,549)	(8,789)	(5,929)	(6,631)	(5,895)	(7,084)	(7,569)
Basic and diluted net loss per share	(0.26)	(0.18)	(0.21)	(0.14)	(0.16)	(0.14)	(0.18)	(0.21)

[1]	The comparative figures for revenue were reclassified to conform with the presentation in the current period.
LIQUIDITY AND CAPITAL RESOURCES
Cash and cash equivalents, investments and accrued interest on investments as at December 31, 2005 were $36,248,000. On June 28, 2005 we entered into a term loan agreement which generated gross proceeds of $12,317,000. As part of the transaction we issued 543,104 warrants to purchase common shares. In addition, throughout 2005 we received a US$20 million up-front licensing fee from Purdue Pharma Products L.P. and other licensing payments from HEXAL AG, Sanofi-aventis and Recordati totalling $6,902,000. Despite the abovementioned proceeds, our committed cash obligations and expected level of expenses for the upcoming twelve months exceed the committed sources of funds and our cash and cash equivalents on hand. Our ability to continue as a going concern is dependent upon receiving additional funds through product licensing agreements or collaborative research contracts, raising additional financing through borrowings or equity financing, or generating significant revenue from product sales and ultimately achieving future profitable operations. The outcome of these matters is dependent on a number of items outside of our control. As a result, there is significant uncertainty as to whether we will have the ability to continue as a going concern. However, we expect to raise additional funds using one or a combination of alternatives including the receipt of licensing payments in relation to existing and additional product distribution and licensing agreements, the obtaining of credit facilities or through equity financing. As well, we expect to generate increased revenue from product sales as we progress with the launch of our once-daily tramadol product. However, there can be no assurance that we will be able to raise such capital on favourable terms, or that further commercial agreements will be concluded or that we will receive payments under existing agreements.
Funds used in operating activities amounted to $1,040,000 for the year ended December 31, 2005 as compared to $23,082,000 for the corresponding period last year. The decrease in funds used in the operating activities is a direct result of licensing payments of $30,033,000 received during the year for once-daily tramadol, of which $1,908,000 was recognized as revenue and the remaining recorded as deferred revenue. The funds used in our operating activities were used primarily to develop our in-house product portfolio, principally our once-daily tramadol product, and for general operating purposes.
Funds provided from investing activities for the year ended December 31, 2005 amounted to $5,187,000 compared to funds used in investing activities of $3,275,000 for the previous fiscal year. Capital expenditures for the current year were $1,016,000 compared to $1,187,000 for the year ended December 31, 2004. Capital expenditures for the year were principally related to acquisition of laboratory and plant equipment and information technology infrastructure. Investment activities also include the purchase and disposal of marketable securities, as we invest our excess funds generated from previous financings or cash received from our partners according to our investment policy.

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For the year ended December 31, 2005, funds provided by financing activities amounted to $13,802,000 as compared to $28,446,000 for the preceding fiscal year. On June 28, 2005, we entered into a term loan agreement which generated gross proceeds of $12,317,000, of which $11,586,000 was attributed to the term loan and $731,000 to the 543,104 warrants issued as part of the agreement. Related financing costs paid during the period totaled $474,000. In the year ending December 31, 2004, net proceeds of $27,804,000 were generated from the equity financing completed in May 2004. Proceeds of $2,093,000 were obtained from the exercise of stock options during the current year, compared to $813,000 for the exercise of stock options and warrants for the previous year.
As at December 31, 2005, working capital was $16,743,000. Accounts receivable totalled $532,000 as at December 31, 2005 and included primarily amounts receivable for sales tax, trade receivables, as well as accrued interest on investments. Research and development tax credits receivable totalled $875,000 and included the estimated tax credits for the year ended December 31, 2005. In preparation for commercial launch of our product in other European countries, we have accumulated $2,188,000 of inventories consisting of raw materials and intermediate finished product (bulk tablets). Inventory levels are likely to increase over the next several quarters. Accounts payable and accrued liabilities increased from $5,930,000 at December 31, 2004 to $10,090,000 at December 31, 2005, due to the timing of the payments of expenses related to the U.S. Phase III study associated with our once-daily tramadol product and to the amendment to the supply agreement with Cargill, Inc. (formerly Cerestar) for the purchase of Contramid® patent rights and Contramid® inventory. Deferred revenue totalled $29,901,000 as at December 31, 2005 and included the unrecognized portion of the licensing payments received from the various licensees of once-daily tramadol. These licensing fees will be recognized as revenue generally over the term which we maintain substantive contractual obligations. Approximately $4,501,000 of the licensing fees included in deferred revenue are subject to payback provisions if certain future conditions are not met. Obligations under capital leases decreased in 2005 by $134,000 to $5,923,000 as at December 31, 2005, as a result of payments made since December 31, 2004.
Cash and cash equivalents, short-term and restricted long-term investments and accrued interest on investments (included in accounts receivable) totalled $36,248,000 as at December 31, 2005 compared to $25,101,000 as at December 31, 2004, an increase of $11,147,000, primarily as a result of the milestone payments received during the year and the proceeds from the financing completed in June 2005, net of the loss incurred during the year. Our investment policy regulates our investment activities relating to cash resources. We invest in liquid, high-grade investment securities with varying terms to maturity, selected with regard to the expected timing of expenditures for continuing operations. As at December 31, 2005, our short-term investments included commercial paper from major Canadian corporations and bonds issued by governments in amounts ranging from $993,000 to $2,405,000.
Contractual Obligations
In the normal course of our operations, we have entered into several contracts providing for the following payments:

Payments due by year
		Less than			After
$000s	Total	1 year	2 – 3 years	4 – 5 years	5 years

Capital Lease Obligations	12,875	889	1,864	2,002	8,120
Long-term Debt Obligation	14,098	5,097	9,001	—	—
Operating Leases	452	82	124	116	130
Purchase Obligations	28,155	4,630	23,525	—	—

Total Contractual Obligations	55,580	10,698	34,514	2,118	8,250

Capital and operating lease obligations pertain primarily to our facilities in Canada and Europe and the related amounts shown in the above table are the payments due by us in connection with such agreements. The purchase obligations in the table above include the minimum amounts we believe we would be required to pay with regards to certain long-term supply agreements with third-party manufacturers for bulk tablets of once-daily tramadol. These agreements provide for the purchase of minimum quantities over the term of the agreements.

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Off-Balance Sheet Arrangements
To date, we have not had any relationships with unconsolidated entities or financial partnerships, such as entities referred to as structured finance or special purpose entities, which are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.
OUTSTANDING SHARE DATA
The number of common shares outstanding as of February 13, 2006 is 43,710,313 and has increased by 36,450 since December 31, 2005 due to the exercise of stock options. The number of options outstanding as of February 13, 2006 is 3,521,425 and has decreased by 39,450 since December 31, 2005 due to 36,450 options exercised since the beginning of 2006 and 3,000 options forfeited.
QUANTITATIVE AND QUALITATIVE DISCLOSURES OF MARKET RISK
Foreign Currency Risk
We operate internationally, and a substantial portion of our expense activities and capital expenditures are in Canadian dollars, whereas our revenue (current and potential) from research contracts and licensing and distribution agreements is, and will be, primarily in U.S. dollars or Euros. In addition, in June 2005 we contracted a $10 million term loan denominated in U.S. currency. A significant adverse change in foreign currency exchange rates between the Canadian dollar relative to the U.S. dollar and Euro, could have a material effect on our consolidated results of operations, financial position or cash flows. We have not hedged exposures denominated in foreign currencies.
Interest Rate Risk
We invest our excess cash in investment-grade, interest-bearing securities. The primary objective of our investment activities is to preserve principal while at the same time maximizing yields without significantly increasing risk. To achieve this objective, we invest in highly liquid and high quality debt instruments or commercial paper of major corporations, government agencies and financial institutions with maturities generally of less than two years. A significant change in interest rates could have a material effect on the fair value of our investments if these investments were not held to maturity.
RECENT ACCOUNTING PRONOUNCEMENTS
Comprehensive Income and Equity
In January 2005, the CICA released new Handbook Section 1530, Comprehensive Income, and Section 3251, Equity, effective for annual and interim periods beginning on or after October 1, 2006. Section 1530 establishes standards for reporting comprehensive income. The section does not address issues of recognition or measurement for comprehensive income and its components. Section 3251 establishes standards for the presentation of equity and changes in equity during the reporting period. The requirements in this section are in addition to Section 1530. We have not yet determined the impact of the adoption of this standard on the presentation of the consolidated results of operations or financial position.
Financial Instruments — Recognition and Measurement
In January 2005, the CICA released new Handbook Section 3855, Financial Instruments — Recognition and Measurement, effective for annual and interim periods beginning on or after October 1, 2006. This new section prescribes when a financial instrument is to be recognized on the balance sheet and at what amount, sometimes using fair value and other times using cost-based measures. It also specifies how financial instrument gains and losses are to be presented and defines financial instruments to include accounts receivable and payable, loans, investments in debt and equity securities, and derivative contracts. We have not yet determined the impact of the adoption of this standard on the consolidated results of operations or financial position.

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Non-Monetary Transactions
In June 2005, the CICA released new Handbook Section 3831, Non-monetary Transactions, effective for fiscal periods beginning on or after January 1, 2006. This standard requires all non-monetary transactions to be measured at fair value unless they meet one of four very specific criteria. Commercial substance replaces culmination of the earnings process as the test for fair value measurement. A transaction has commercial substance if it causes an identifiable and measurable change in the economic circumstances of the entity. Commercial substance is a function of the cash flows expected by the reporting entity. We have not yet determined the impact of the adoption of this standard on the consolidated results of operations or financial position.
Hedges
In April 2005, the CICA issued Section 3865 of the CICA Handbook entitled “Hedges”, effective for years beginning on or after October 1, 2006. This Section establishes standards for when and how hedge accounting may be applied. Hedging is an activity designed to modify an entity’s exposure to one or more risks. Hedge accounting modifies the normal basis for recognizing the gains, losses, revenues and expenses associated with a hedged item or a hedging item in an entity’s income statement. It ensures that counterbalancing gains, losses, revenues and expenses are recognized in the same period. We have not yet determined the impact of the adoption of this standard on the consolidated results of operations or financial position.
EFFECTIVENESS OF INTERNAL DISCLOSURE CONTROLS
The President and Chief Executive Officer and the Chief Financial Officer have evaluated the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2005 and have concluded that the Company’s disclosure controls and procedures provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, would be made known to them by others within those entities, particularly during the period in which this report was being prepared.
OTHER RISKS AND UNCERTAINTIES
If any of the following risks occur, our business, results of operations or financial condition could be materially adversely affected.
•	We have not generated significant revenue to date, and we expect to continue to experience losses. It is also difficult to estimate timing and future costs of our research and development programs.

•	If we fail to obtain additional regulatory approvals for our product candidates under development, and in particular our lead product candidate once-daily tramadol, we may not be able to generate sufficient revenues from the commercialization of our product candidates.

•	We are indirectly subject to price regulation in certain countries and this could affect our gross margin.

•	We may not achieve our projected development goals in the time frames we announce and expect.

•	Rapid technological change could make our products obsolete.

•	We face uncertainties related to regulatory approval which could result in delays in product commercialization in certain territories.

•	Even if we obtain marketing approval, our products will be subject to ongoing regulatory review.

•	Our products, if approved, may fail to achieve market acceptance.

•	Development of drugs can be costly and require years of research and development activities.

•	If we cannot raise additional capital on acceptable terms, we may be unable to pursue further development of our product portfolio, obtain regulatory approvals or commercialize our product candidates.

•	If we are unable to protect our intellectual property rights, our competitors may develop and market products with similar features that may reduce demand for our products and the effective commercialization of our products may be inhibited.

•	We are aware of U.S. and foreign patents owned by third parties including potential competitors that arguably cover aspects of our once-daily tramadol product. Claims by these and other companies that we infringe their proprietary technology may result in liability for damages or stop our development and commercialization efforts.

•	We may become involved in lawsuits to protect or enforce our patents that would be expensive and time consuming.

•	If third-party manufacturers of our products fail to devote sufficient time and resources to our concerns, or if their performance is substandard, our clinical trials and product introductions may be delayed and our costs may rise.

LABOPHARM	35
2005 ANNUAL REPORT
MD&A
•	We currently have a single source of supply for Contramid® .

•	We may not be able to manufacture our products in commercial quantities, which would prevent us from marketing our products.

•	We have no experience in selling, marketing or distributing our products and no internal capability to do so yet.

•	We have and will continue to establish collaborative relationships, and those relationships may expose us to a number of risks.

•	If we are unable to retain key personnel and hire additional qualified scientific, sales and marketing, and other personnel, we may not be able to successfully achieve our goals.

•	We have international operations that expose us to additional business risks.

•	We may not be able to successfully acquire and integrate complementary technologies or businesses needed for the development of our business and any acquisitions we make could disrupt our business and harm our financial condition.

•	We may incur losses associated with foreign currency fluctuations.

•	Competition in the pharmaceutical industry is intense, and if we fail to compete effectively our financial results will suffer.

•	Generic pharmaceutical manufacturers will increase competition for certain products.

•	Market acceptance of our products will be limited if users of our products are unable to obtain adequate reimbursement from third-party payors.

•	We are subject to the risk of product liability claims, for which we may not have, or be able to obtain, adequate insurance coverage.

•	Our products involve the use of hazardous materials, and as a result we are exposed to potential liability claims and to costs associated with complying with laws regulating hazardous waste.

•	Our share price is volatile, and an investment in our common shares could suffer a decline in value.

•	Future sales of common shares by us or our existing shareholders may cause our stock price to fall.

•	We have never paid dividends on our common shares, and we do not anticipate paying any cash dividends in the foreseeable future.